EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 200 to Registration Statement No. 002-90946  on Form N-1A of our report dated January 17, 2013 relating to the financial statements and financial highlights of the Parametric Currency Fund (formerly known as Eaton Vance Parametric Structured Currency Fund), one of the Funds constituting Eaton Vance Mutual Funds Trust (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the period from the start of business, December 30, 2011 to November 30, 2012, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 28, 2013